UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A
(Amendment No. 2)

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

ALTEGRIS QIM FUTURES FUND, L.P.
(Exact name of registrant as specified in its charter)

DELAWARE	27-0473854
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o ALTEGRIS PORTFOLIO MANAGEMENT, INC.
1202 Bergen Parkway, Suite 212
Evergreen, Colorado 80439
(Address of principal executive offices) (zip code)
(858) 459-7040
(Registrant’s telephone number, including area code)

David Mathews
Altegris Investments, Inc.
1200 Prospect St., Suite 400
La Jolla, California 92037
Phone: (858) 459-7040
Fax: (858) 456-9209
(Agent for service)

Copies to:

James B. Biery
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
Phone: (312) 853-7557
Fax: (312) 853-7036

Securities to be registered pursuant to Section 12(b) of the Act:	None

Securities to be registered pursuant to Section 12(g) of the Act:	Limited Partnership Interests
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☒

Table of Contents

Item 1:	Business	1

Item 1:	BUSINESS

ALTEGRIS QIM FUTURES FUND, L.P.

ORGANIZATIONAL CHART

The organizational chart below illustrates the relationships among the various service providers to Altegris QIM Futures Fund, L.P. (f/k/a APM – QIM Futures Fund, L.P., the “Partnership”), to which Altegris Portfolio Management, Inc. (d/b/a Altegris Funds), an Arkansas corporation formed in 1985, acts as general partner (“Altegris Funds” or the “General Partner”).

*Altegris Futures, L.L.C., Altegris Investments, Inc. and Altegris Funds are affiliated by virtue of being wholly-owned subsidiaries of Genworth Financial, Inc. (NYSE: GNW)

General Development of Business

Altegris QIM Futures Fund, L.P. was organized as a Delaware limited partnership in June 2009 and commenced operations following an initial closing on October 1, 2009.  The Partnership is a commodity pool engaged in speculative trading across a broad range of futures contracts.  The Partnership may in the future trade options on futures contracts, spot currencies and currency forward contracts (together with futures contracts and currencies, “Commodity Interests”), but its trading is currently limited to futures contracts only.  The Partnership’s objective is to produce long-term capital appreciation through growth, and not current income.  Under the Partnership’s Agreement of Limited Partnership (the “Limited Partnership Agreement”), the General Partner has sole responsibility for management and administration of all aspects of the Partnership’s business, including selection of any trading advisors on behalf of the Partnership.  Investors purchasing limited partnership interests (the “Interests”) in the Partnership (“Limited Partners” and together with the General Partner, “Partners”) have no rights to participate in the management of the Partnership.

Altegris Portfolio Management, Inc., the General Partner of the Partnership, is registered with the Commodity Futures Trading Commission (“CFTC”) as a Commodity Pool Operator (“CPO”), and is a member of the National Futures Association (“NFA”).  In 2007, Altegris Portfolio Management, Inc. began doing business as APM Funds.  In July, 2010 Altegris Portfolio Management, Inc. began doing business as Altegris

Funds.  Quantitative Investment Management LLC (“QIM”), a Virginia limited liability company formed in May 2003, acts as the Partnership’s trading advisor (the “Advisor”).  QIM became registered as a Commodity Trading Advisor (“CTA”) in 2004 and a CPO in 2005 and is a member of NFA.  Altegris Funds, the Partnership’s general partner, has sole discretion over selection of the Partnership’s trading advisor(s); however, the Partnership was organized for the purpose of being advised by QIM and Altegris Funds does not currently intend to select additional trading advisors or to replace QIM with a different trading advisor, although it retains the ability to do so at any time.

Altegris Investments, Inc. (“Altegris Investments”), an affiliate of the General Partner, acts as a selling agent for the Partnership.  Altegris Investments is registered with the Securities and Exchange Commission (“SEC”) as a broker-dealer.

Altegris Futures, L.L.C. (“Altegris Futures” or “Introducing Broker”), an affiliate of the General Partner, acts as the Partnership’s introducing broker (“IB”).  Altegris Futures is registered with the CFTC as an IB.

The Partnership’s term will end upon the first to occur of the following:

•
receipt by the General Partner of an election to dissolve the Partnership at a specified time by Limited Partners owning more than 50% of the Interests then outstanding, notice of which is sent by registered mail to the General Partner not less than ninety (90) days prior to the effective date of such dissolution;

•	withdrawal, admitted or court decreed insolvency or dissolution of the General Partner unless at such time there is at least one remaining General Partner in the Partnership; or

•	any event that makes it unlawful for the existence of the Partnership to be continued or requiring termination of the Partnership.

The Partnership is not required to be, and is not, registered under the Investment Company Act of 1940, as amended.

Financial Information About Segments

The Partnership’s business constitutes only one segment for financial reporting purposes—i.e., a speculative “commodity pool.”  The Partnership does not engage in sales of goods or services.

Narrative Description of Business

(i)	General

The Partnership offers three “classes” of Interests: Class A, Class B and Institutional Interests (each, a “Class of Interest”).  The Classes of Interests differ from each other only in the fees that they pay and the applicable investment minimums.  The minimum subscription is $10,000 for Class A and B Interests (plus any applicable up front selling commission on Class A Interests).  Subscribers who subscribe for at least $1.5 million and certain other categories of subscribers may acquire Institutional Interests.  The Limited Partnership Agreement authorizes the General Partner, in its sole discretion, to declare any Limited Partner a “Special Limited Partner” to which the management, incentive or other fees charged to any such Limited Partner may be different than those charged to other Limited Partners.  The General Partner has the ability to accept lesser amounts.  An upfront selling commission may apply to subscriptions for Class A Interests.

Interests are not issued in certificate form.  Although separate Classes of Interests are offered, the proceeds from the sale of Interests will be pooled by the Partnership and traded as a single account.  The only difference among the Classes of Interests is the applicable investment minimum and fees.

Class A Interests are intended for those subscribers purchasing Interests through a broker-dealer selling agent and whose initial subscription is between $10,000 and $1,499,999.

Class B Interests are intended for those subscribers purchasing Interests through a fee-based advisory program and whose initial subscription is between $10,000 and $1,499,999.  Broker-dealer firms that have signed a selling agreement with the Partnership and/or registered investment advisers that refer subscribers to the Partnership through such broker-dealer firms, and their respective employees, are eligible to purchase Class B Interests.

Institutional Interests are intended for subscribers that (i) initially subscribe for at least $1.5 million in Interests, regardless of whether they purchase their Interests through a broker-dealer or a fee based advisory program, or that are (ii) entities, or individuals (including their affiliates and related entities), that in the aggregate have assets of at least $25 million, or (iii) hedge and commodity funds.  The General Partner, its affiliates and their employees are eligible to purchase Institutional Interests.  The minimum subscription for subscribers that meet the definition of Institutional Investor under (ii) or (iii) above will be determined by the General Partner in its sole discretion.

Section 12(g)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides that a “class” includes securities that “are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.”  The holders of Interests (regardless of the so-called “class” of those Interests) share pro rata in the Partnership’s profits and losses, enjoying no preferences over one another during the life of the Partnership or upon dissolution and otherwise have identical rights under the Limited Partnership Agreement, the only differences among the “classes” being the payment of certain fees and the minimum investment required.  Although the Partnership uses the term “Class” to distinguish the three types of Interest, the Partnership does not believe that different fees and investment minimums are sufficient differences to make them three separate “classes” under Section 12(g) of the Exchange Act.

(ii)	The General Partner

Altegris Portfolio Management, Inc. is an Arkansas corporation formed in 1985 as Rockwell Futures Management, Inc. (“Rockwell”).  It became a member of NFA in November 1985 and has been a CFTC registered CPO since December 1985.  It was also registered as a CTA from December 1985 until January 2002.  It has also been registered with the State of California as an investment adviser since March 2004.  In July 2002, all of the outstanding shares of Rockwell were sold to Altegris Capital, L.L.C. and its name was changed to Altegris Portfolio Management, Inc.  In 2007, Altegris Portfolio Management, Inc. began doing business as APM Funds.  In July, 2010 Altegris Portfolio Management, Inc. began doing business as Altegris Funds.  In July, 2010, Altegris Capital, L.L.C. was renamed Altegris L.L.C. (“Parent Co.”) Altegris Funds’ principal office is located at 1202 Bergen Parkway, Suite 212, Evergreen, Colorado 80439; its telephone numbers there are 858-875-8725 or 888-351-8485 and its facsimile number is 303-674-0437.  Altegris Funds also maintains a branch office at 1200 Prospect Street, Suite 400, La Jolla, California 92037; its telephone number there is 858-459-7040 and its facsimile number is 858-456-9209.

On December 31, 2010, the General Partner, Altegris Futures and Altegris Investments, along with certain other affiliates of the General Partner became wholly-owned subsidiaries of Genworth Financial, Inc. (NYSE: GNW).

(iii)	The Advisor

The General Partner is responsible for the business and administration of the Partnership, but has delegated responsibility for making trading decisions to the Advisor pursuant to the terms of the Advisory Contract (the “Advisory Contract”), dated October 6, 2009, between the Partnership, the General Partner and  Quantitative Investment Management LLC.  QIM is a Virginia limited liability company organized on May 27, 2003.  QIM became registered as a CTA in 2004 and a CPO in 2005 and is a member of NFA.  QIM has overall responsibility for managing the business and affairs of the Partnership.  QIM currently trades 35 accounts, including the account of the Partnership, pursuant to QIM’s “Global Program.”  QIM has been trading the Global Program since December 2001.  Any of the General Partner, the Partnership or QIM may terminate the Advisory Contract at any time.

The General Partner may retain additional trading advisors, may dismiss QIM as Advisor, and may allocate portions of the Partnership’s capital to other advisors at any time in its discretion; however, the Partnership was formed by the General Partner for the purpose of providing Limited Partners with access to the trading strategies of QIM.  It is unlikely that the General Partner would replace QIM with a different trading advisor or trading advisors and if it did so it would seek consent from Limited Partners before doing so.  Any such change would be based on the General Partner’s evaluation of the replacement trading advisor(s) track record, and such other factors as the General Partner deems relevant in its sole discretion.

(iv)	The Trading Program

Predictive Modeling.  QIM believes that financial markets are not entirely efficient and that numerous small inefficiencies exist and can be exploited through the prudent use of robust analysis and predictive technologies.

QIM currently employs several thousand quantitative trading models that utilize pattern recognition to predict short-term price movements in global futures markets.  All models are tested across large data sets that expose them to a wide range of market, economic, and political environments, as well as a wide range of time frames and interactions.  Only those models that prove to be the most robust, statistically significant, and conceptually diverse are used in actual trading.  The resultant system of models offers what QIM believes to be reliable signals that guide market timing and trade allocation.

QIM’s trading strategies and models may be revised from time to time as a result of ongoing research and development seeking to devise new strategies and systems as well as to improve current methods.  The strategies and systems used by QIM in the future may differ significantly and materially from those currently in use due to changes resulting from this research, and QIM is not obligated to inform the Partnership or Altegris Funds of such changes.  To the extent the Partnership or Altegris Funds is informed of any such changes, Altegris Funds intends to notify Limited Partners of the changes.

Risk Management. QIM applies risk management procedures that take into account the price, size, volatility, liquidity, and inter-relationships of the contracts traded.  The Partnership’s positions are generally balanced in a manner that allocates approximately equal amounts of measured risk to as many distinct markets as possible and during significant drawdowns in equity, QIM will reduce market exposure by scaling back the Partnership’s overall leverage.

Trading.  QIM’s trading is generally approximately 95% systematic and 5% discretionary.  All facets of the predictive models, risk management, and trade allocation are fully automated or proceduralized.  In this sense, the trading is systematic.  Discretion of QIM, however, plays a significant role in the pursuit of improvements to the Program.

QIM has different time horizons for the execution of certain trades.  For example, QIM may have certain trades executed at the beginning of the trading day while giving the executing broker limited discretion with respect to other trades.

Markets Traded.  QIM currently trades or monitors the following futures markets, but may add or delete markets from this universe of tradable markets in its discretion if QIM’s research demonstrates that such an addition or deletion would enhance the program’s performance:

Currencies	Stock Indices	Interest Rates
Euro	E-Mini S&P 500 (USA)	US 10-Year Note
British Pound	E-Mini Nasdaq 100 (USA)	US 30-Year Bond
Japanese Yen	E-Mini Russell 2000 (USA)	US 2 Year Note
Australian Dollar	DAX (Germany)	US 5 Year Note
Canadian Dollar	DJ Euro Stoxx 50 (Europe)	Eurodollar
Mexican Peso	FTSE 100 (Great Britain)	Euro-Bund
Swiss Franc	Nikkei 225 (Japan)	Euribor
	KOSPI	Euro-Schatz
Energies	Hang Seng (Hong Kong)	Euro-Bobl
Globex Crude Oil	S&P ASX 200 (Australia)	Long Gilt

Brent Crude Oil	MSCI Taiwan	Short Sterling
London WTI Crude Oil	FTSE/JSE Top 40 (South Africa)	JGB
Natural Gas	CAC-40 (France)
Heating Oil	AEX (Netherlands)
Unleaded Gas	S&P/MIB (Italy)
GasOil	IBEX 35 (Spain)

Grains	Softs	Metals
Corn	Cocoa	Gold
Soybeans	Coffee	Silver
Wheat	Cotton	Copper
Sugar

All markets are futures markets.

QIM seeks to profitably trade each of these markets while taking advantage of the diversification available from such a varied list of futures contracts.  QIM’s trading program often takes opposing long and short positions within the same or related classes of correlated futures, which, taken in conjunction with the effect of diversification across a broad range of contracts, generally results in reduced market exposure than trading a single market with similar leverage.

A substantial portion of the equity in the Partnership’s account is invested in U.S. government and agency securities and other liquid, high-quality instruments at the direction of the Custodian (as defined below).  QIM will target an average margin to equity level of between 5% and 20%.  The actual percentage of assets committed to margin at any time may be higher or lower than the target level; however, to date, historical margin levels have not exceeded 20% of the Partnership’s net assets.

As of June 30, 2011, the approximate allocations of the Partnership’s portfolio among market sectors, based on amounts committed as futures margin, were as follows: Currencies (16%); Stock Indices (43%); Interest Rates (26%); Energies (7%); Grains (2%) and Metals (6%).

(v)	Use of Proceeds

It is expected that between 5% and 20% of the Partnership’s assets generally will be held as initial margin or option premiums (in cash or Treasury securities) in the Partnership’s brokerage accounts at its clearing broker, Newedge USA, LLC (“Newedge USA”), a futures commission merchant (“FCM”), and available for trading by QIM in Commodity Interests on behalf of the Partnership.  To date, the Partnership’s historical margin commitments have not exceeded 20% of the Partnership’s net assets.  Interest on Partnership assets held at Newedge USA in cash or Treasury securities will be credited to the Partnership as described under “Charges.”  Depending on market factors, the amount of margin or option premiums held at Newedge USA could change significantly, and all of the Partnership’s assets are available for use as margin.  The Partnership may also retain other brokers and/or dealers from time to time to clear or execute a portion of Partnership trades made by QIM.

Certain market factors could cause the percentage of the Partnership’s assets required to be deposited as initial margin to differ significantly from the amounts described above.  For example, futures exchanges determine margin requirements in large part on the basis of a futures contract’s price volatility over a recent prior period of time and will generally increase margin requirements on a futures contract if the price volatility, and thus the magnitude of potential loss during a trading session, increases.  Futures exchanges also have broad authority to increase margin requirements or require additional margin on any futures contract, irrespective of market conditions.  Similarly, exchanges impose margin requirements on writers of options in amounts based on the margin required for the futures contract(s) underlying the options, plus an amount substantially equal to the current premium for the options – which in each case will fluctuate as exchanges change margin requirements in response to trading in the markets.  The margining of Commodity Interests permits the Partnership to leverage its assets and obtain market exposure of 5 to 20 times the Partnership’s total assets.  Leverage magnifies losses as well as gains and an adverse market movement could result in the total loss of Partnership funds deposited as margin and require the deposit of additional funds in order for the Partnership to maintain its open positions in Commodity Interests.  All of the Partnership’s assets are available to be used as margin.

With respect to Partnership assets not held at Newedge USA as described above, but deposited with JPMorgan Chase Bank, N.A. (the “Custodian”), the portion not held in bank cash accounts (and used to pay Partnership operating expenses) will be invested in liquid, high-quality short-term securities at the direction of J.P. Morgan Investment Management Inc. (“JPMIM”), an SEC-registered investment adviser and an affiliate of the Custodian.  The Partnership’s custody and investment management agreements with the Custodian and JPMIM permit JPMIM to invest in U.S. government and agency securities, other securities or instruments guaranteed by the U.S. government or its agencies, CDs, time deposits, banker’s acceptances and commercial paper — subject in each case to specific diversification, credit quality and maturity limitations.

The percentage of the Partnership’s assets deposited with these firms is also subject to change in the General Partner’s sole discretion.  The Partnership’s assets will not be commingled with the assets of any other person.  Depositing the Partnership’s assets with banks or Newedge USA, or other clearing brokers, as segregated funds is not commingling for these purposes.

(vi)	Charges

The Partnership pays all of its ongoing liabilities, expenses and costs, including the charges described in the chart below.  Additional explanation of certain terms used in the chart below immediately follows it.

FEES PAID BY THE PARTNERSHIP
Entity	Form of Compensation	Amount of Compensation
Altegris Funds (General Partner)	Management fee
Class A Interests:  0.104% of the “management fee net asset value” (see certain terms and definitions below) of the month-end capital account balances of all Class A Interests (1.25% per annum).

Class B Interests:  0.104% of the management fee net asset value of the month-end capital account balances of all Class B Interests (1.25% per annum).

Institutional Interests: 0.0625% of the management fee net asset value of the month-end capital account balances of all Institutional Interests (0.75% per annum).

Management fees may or may not be used by the General Partner to defray a portion of the General Partner’s overhead expenses incurred in connection with operating the Partnership.  Management Fees are payable to, and retained by, the General Partner regardless of the Partnership’s profitability or the General Partner’s cost of managing the Partnership.

Various	Organizational costs and ongoing offering costs
Actual organizational and initial offering costs incurred with respect to the Partnership were approximately $64,000, which was borne by the General Partner and not advanced by the General Partner to the Partnership.  The Partnership does not have any deferred organizational or initial offering costs.  The General Partner will change the Partnership monthly installments over a 60-month period, beginning with the thirteenth month the Partnership commenced operations as reimbursement for such organizational and initial offering costs.  If the Partnership is liquidated prior to the end of the 60 month period, the Partnership shall not be obligated to pay the General Partner for any unreimbursed costs.  Ongoing offering costs are charged to the Partnership as incurred.  These costs include, but are not limited to costs of legal fees pertaining to updating the Partnership’s offering documents and materials and costs of printing and distributing materials to prospective Limited Partners.

Altegris Investments, Inc., as selling agent; other selling agents	Upfront selling commissions	Class A Interests: 3% of the amount of a subscription for Class A Interests will be paid to selling agents unless waived by the relevant selling agent.
Altegris Investments, Inc., as selling agent; other selling agents	Continuing compensation
Class A Interests: 0.166% of the “month-end net asset value” (see certain terms and definitions below) apportioned to each Class A Interest sold by selling agents (2% per annum).

Institutional Interests (if applicable and as disclosed to and with the consent of each applicable Institutional Interest investor): 0.0417% of the month-end net asset value apportioned to any Institutional Interest whose selling agent elects to receive continuing compensation (0.50% per annum).

Quantitative Investment Management LLC (QIM or Advisor)	Incentive fee
30% of quarterly Trading Profits applicable to each Class of Interest will be paid at the end of each quarter by the Partnership to QIM.  Trading Profits are calculated without regard to interest income and after reduction for brokerage charges and administrative and management fees, but without reduction for any other Partnership expenses.

Newedge USA, LLC (Clearing Broker); other clearing brokers	Brokerage commissions, transaction fees and interest income
Brokerage commission charges of $9.75 per round-turn for trades on both U.S. exchanges and most foreign exchanges.  Brokerage commissions for certain contracts on some foreign exchanges may be substantially higher.  Commission rates per round-turn charged by clearing brokers other than Newedge USA, if any, may differ and could be higher.  Newedge USA may maintain Partnership assets on deposit with them in cash or Treasury securities and will credit the Partnership with the lesser of actual interest earned by the Partnership or 95% of the 30 day Treasury bill rate.

Altegris Futures, L.L.C. (Introducing Broker)	Brokerage charges, commissions, transaction fees and interest income
Monthly brokerage charges equal to the greater of (A) actual commissions of $9.75 per round-turn (higher for certain exchanges or commodities) multiplied by number of round-turn trades, which amount includes other transaction costs; or (B) an amount equal to 0.125% of the management fee net asset value of all Interest holders’ month-end capital account balances (1.50% annually).  If actual monthly commissions and transaction costs in (A) above are less than the amount in (B) above, the Partnership will pay the difference to the Introducing Broker as payment for ongoing brokerage/trade-related services, including, but not limited to: monthly and quarterly reporting of transaction fees and commissions and realized/unrealized profits/losses to the General Partner and third-party administrative service providers; serving as an intermediary between the Partnership and the Clearing Broker in connection with resolving operational issues such as adding markets to the Partnership’s account, reviewing Clearing

Broker coding and correcting any errors and monitoring trade breaks and commission adjustments; and assisting the General Partner with the risk monitoring of the Partnership’s account.  In any month when the amount in (A) is greater than the amount in (B) above, the Partnership pays only the amount described in (A) above (to the Clearing Broker).  The brokerage charges payable to the Introducing Broker described in (B) above, if the conditions for such payment are met, are separate and distinct from the brokerage commissions payable to the Clearing Broker and other clearing brokers, and the Clearing Broker may also pay a portion of its brokerage commissions to the Introducing Broker.

Various service providers	Periodic operating expenses, fixed administrative fee, fees of the Custodian and its sub-advisor, and other expenses
The Partnership generally pays its operating expenses as they are incurred.  However, during at least the first twelve months after the Partnership commences trading, the General Partner has agreed to limit the operating expenses paid by the Partnership to 1/12th of 0.5% of the month-end capital account balances of all Interests for such month (the “Operating Expense Cap”).  To the extent that (A) such expenses are greater than the Operating Expense Cap for any month or (B) the Operating Expense Cap exceeds such expenses for any month, the excess expenses or remaining portion of the Operating Expense Cap will carry over to the following month(s) and be included in the calculation of the Operating Expense Cap for such month(s).  In the event that the operating expenses during the first twelve months of trading operations exceed the Operating Expense Cap, such excess will be borne by the General Partner.

A fixed administrative fee of 0.0275% of the management fee net asset value of the month-end capital account balance of all Class A and Class B Interests is payable to the General Partner to help defray the General Partner’s ongoing overhead expenses incurred in relation to its operation of the Partnership (0.333% per annum).  The fixed administrative fee represents an estimate of the General Partner’s ongoing overhead expenses incurred in relation to its operation of the Partnership, however, actual overhead expenses may be greater than or less than the amount of the fixed administrative fee.  The Partnership will not be entitled to any refund or reimbursement if fixed administrative fees exceed the General Partner’s actual overhead in any particular period.

	Extraordinary expenses	For example, indemnification expenses, litigation expenses and other non-recurring expenses. Due to the nature of these expenses, they are not subject to estimate.

 “Capital account balance” means the net asset value attributable to each Partner’s capital account, consisting of initial and additional capital contributions, less withdrawals of capital and any distributions made to Partners, and other adjustments as set out in the Limited Partnership Agreement, including, but not limited to, adjustments for deductions of fees and expenses, and for net profits, net losses and tax allocations.

“Management fee net asset value” means the net asset value apportioned to each Partner’s capital account at the beginning of the month, before deduction for any accrued incentive fees related to the current quarter.  Net asset value is to be determined on the basis of US GAAP, consistently applied, unless otherwise specified.  Management fee net asset value will include the sum of all cash, U.S. Government obligations or other securities at market value, accrued interest receivable, and the current market value of all open Commodity Interest positions, as indicated by the settlement prices determined by the exchanges on which such positions are maintained.

“Month-end net asset value,” as used in the computation of selling agents’ continuing compensation, is calculated prior to any adjustment for subscriptions or redemptions effective for the end of the month.

“Trading Profits” (for purposes of calculating incentive fees paid by the Partnership to QIM only) during a calendar quarter means cumulative realized and change in unrealized profits and losses during the quarter which result from QIM’s trading (over and above the aggregate of previous period profits as of the end of any prior quarter) without regard to interest income and after reduction for brokerage charges, General Partner administrative and management fees.

“Incentive fees” payable to QIM on Trading Profits are accrued for purposes of calculating net asset value only.  Incentive fees are calculated separately for each Limited Partner’s Interest.  If Trading Profits for a quarter as to an Interest are negative, such losses shall constitute a “Carryforward Loss” for the beginning of the next quarter.  No incentive fees are payable as to any Interest until future Trading Profits as to that Interest for the following quarters exceed any Carryforward Loss.  Therefore, QIM will not receive an incentive fee unless it generates new Trading Profits for an Interest.  An incentive fee will not be refunded by virtue of subsequent losses.  If a Limited Partner makes a partial redemption from the Partnership when there is a Carryforward Loss with respect to its capital account, the amount of the Carryforward Loss for such Limited Partner will be reduced for future periods by the ratio obtained by dividing the amount of the redemption by such Limited Partner’s capital account prior to such redemption.  If all or some of a Limited Partner’s Interest is redeemed at any time other than on a calendar quarter-end, the effective date of such redemption will be treated as a calendar quarter-end for purposes of determining the amount of such incentive fee and the definition of Trading Profits, and the applicable incentive fee at such time will be charged to the redeeming Limited Partner in the proportion that the redeemed Interest bears to such Limited Partner’s total Interest immediately before the redemption.

(vii)	Conflicts of Interest

Relationship among Altegris Funds, Altegris Investments, and Altegris Futures.  Altegris Funds, Altegris Investments, and Altegris Futures, L.L.C. (“Altegris Futures” or “Introducing Broker”) are wholly-owned subsidiaries of the same parent company, Genworth Financial, Inc.  As General Partner, Altegris Funds is responsible for, among other things, selecting the Partnership’s commodity brokers and selling agents.  Altegris Investments is a selling agent for the Partnership.  As the Partnership’s selling agent, Altegris Investments will receive continuing compensation from the Partnership in the form of a monthly fee allocable to the outstanding Class A and Institutional Interests it sells (if an ongoing fee is charged with respect to Institutional Interests), and may also receive upfront selling commissions.  Altegris Investments may also receive from the General Partner a portion of the management fees paid to the General Partner by Interest holders.  Altegris Investments may remit all or a portion of the upfront selling commissions, continuing compensation and/or management fees that it receives from the Partnership or the General Partner to its principals who are also principals of the General Partner.  As a result, the General Partner and its principals have a conflict of interest between their fiduciary duty to the Partnership to select selling agents that may act in the Partnership’s best interest and their interest, financial and otherwise, in having Altegris Investments act in such capacity for the Partnership.  In addition, the General Partner is responsible for selecting the Partnership’s trading advisor.  Because Altegris Futures, an affiliate of the General Partner, acts as an IB to Newedge USA and receives a portion of the brokerage commissions paid by the Partnership to Newedge USA, as well as additional brokerage charges paid directly by the Partnership to Altegris Futures, (as IB) by the Partnership, the General Partner has a conflict of interest between its interest in selecting the best trading advisor for the Partnership and its interest in selecting a trading advisor that may trade more frequently through Newedge USA (or another clearing broker for which Altegris Futures may act as IB in the future) and in turn generate higher commission income for the General Partner’s affiliate, Altegris Futures.  In addition, Altegris Futures receives a portion of the interest income earned on the Partnership’s assets.  Since Altegris Futures receives a portion of the interest income received on the assets maintained at Newedge USA, and not on those assets maintained at the Custodian, it has a conflict of interest in allocating more of the Partnership’s assets to Newedge USA than to the Custodian.  The terms upon which Altegris Investments and Altegris Futures render services to the Partnership and receive continuing compensation, in the case of Altegris Investments, and commissions and interest, in the case of Altegris Futures, and were not negotiated at arm’s length.

Altegris Futures Acts as the Partnership’s Introducing Broker.  Altegris Futures is an IB to Newedge USA and has introduced the Partnership’s account to Newedge USA, which clears the Partnership’s futures trades.  As such, Newedge USA pays Altegris Futures a portion of the brokerage commissions that are paid to it by the Partnership, and a portion of the interest income that Newedge USA earns on the Partnership’s assets.  Although the portion of the brokerage commissions paid by Newedge USA to Altegris Futures on the Partnership’s trading was negotiated by the General Partner, the brokerage commission and transaction fee rate paid by the Partnership to Newedge USA was determined by the General Partner without negotiation.  Similarly, the terms under which brokerage charges may be paid by the Partnership to the Introducing Broker, and the services provided by the Introducing Broker to the Partnership, were not negotiated at arm’s length.  Also, the percentage of the interest income paid by Newedge USA to Altegris Futures was negotiated by the General Partner, an affiliate of the Introducing Broker.  There is no guarantee that the commission rates paid by the Partnership, or the total brokerage charges and other transaction-related costs paid by the Partnership, will be at the lowest rates available, nor is there a guarantee that the Partnership might not receive more interest income if it selected another FCM as its clearing broker.  In fact, certain other accounts of QIM, Newedge USA (and its affiliates) and Altegris Futures pay lower overall brokerage commissions and fees and transaction rates than those paid by the Partnership.  Future arrangements with clearing brokers other than Newedge USA, if entered into by the Partnership, could raise similar or different conflicts of interests, depending on the particular nature of any such arrangements.  A conflict of interest exists between Altegris Futures and its affiliates and their interest in generating fee revenue, and the Partnership and its Interest holders, in minimizing the fees and expenses of the Partnership.

Other Investment Products and Customers/Compensation.  Because the General Partner and Introducing Broker (each an affiliate of Altegris Investments) acts as the Partnership’s general partner and introducing broker, and receive fees for their services in addition to those received by Altegris Investments for sales, the overall fees received by the General Partner, the Introducing Broker and Altegris Investments could be higher than fees received by Altegris Investments for the sales of products for which it acts only as a selling agent.  Accordingly, Altegris Investments may have an incentive to offer and sell Interests in the Partnership instead of other products.  Altegris Investments may pay its registered representatives a higher level of compensation to sell Interests in the Partnership than it pays such representatives to sell other products, which would provide an incentive to sell Interests in the Partnership rather than other investment products.

Other Commodity Pools.  The General Partner acts as the general partner or managing member, as applicable, for four other privately offered, speculatively traded commodity pools, the assets of which are advised by commodity trading advisors other than QIM.  It may have a financial incentive to favor those pools (or others it may form in the future) over the Partnership, for example, if those other pools pay higher fees to Altegris Funds than the Partnership.  Such other pools may compete with the Partnership for futures and/or forward contract positions or may take positions opposite those taken by the Partnership, and the General Partner does not make any effort to ensure consistency with respect to trading or results across the commodity pools for which it serves as general partner.  Similarly, the General Partner has not undertaken to devote any particular amount of its business time or resources to the management of the Partnership or any other commodity pool for which it serves as general partner.

Possible Effects of Competition.  Because other traders may use trading strategies similar to those of QIM and/or trade in the same markets as QIM, there may be competition for the same Commodity Interests.  Accounts currently managed by QIM seek execution of trading orders similar to those of the Partnership.  In addition, the General Partner, Altegris Futures, Newedge USA, and their affiliates may trade for their own accounts or the accounts of their principals.  Accounts managed by QIM and its principals are aggregated for purposes of applying the speculative position limits.  If those limits are reached in any Commodity Interest, QIM would need to close out open positions in such Commodity Interest to avoid exceeding such limits.

QIM and its principals and employees may invest in programs managed by QIM.  The principals of QIM may trade futures for their own proprietary accounts, however QIM employees may not trade futures contracts for their own accounts.  For such accounts, QIM and its principals may use trading approaches that are the same as, or different from, the QIM trading programs.  QIM and its principals may compete with a client’s account for similar positions in the markets or may take positions that are opposite or ahead of positions taken in a client’s account.  Neither QIM nor its principals will intentionally favor a proprietary account over a client account.  Records of such proprietary trading will not be available for inspection by any Limited Partner.  QIM has established investment funds and trading programs that may compete directly with the Partnership with respect to trading opportunities and the execution of the Partnership’s trades.  These trading and execution conflicts may be exacerbated in illiquid markets.  QIM and its employees, however, will not knowingly trade for the accounts of clients other than the Partnership or for their own accounts in a manner that is detrimental to the Partnership, nor will they seek to profit from their knowledge that the Partnership intends to engage in particular transactions.

QIM and its employees will act in a fair and reasonable manner in allocating suitable investment opportunities among their client and proprietary accounts.  No assurance can be given, however, that (i) Partnership will participate in all investment opportunities in which other client or proprietary accounts QIM or its employees participate, (ii) particular investment opportunities allocated to client or proprietary accounts other than Partnership will not outperform investment opportunities allocated to the Partnership or (iii) equality of treatment between Partnership, on the one hand, and other client and proprietary accounts, including other investment funds, of QIM, on the other hand, will otherwise be assured.

QIM is not required to devote its full time or any material portion of its time to the Partnership.  QIM and its employees are currently involved in, and may in the future become involved in, other business ventures, including other investment funds whose investment objectives, strategies and policies are the same as or similar to those of the Partnership.  The Partnership will not share in the risks or rewards of such other ventures, and such other ventures compete with the Partnership for the time and attention of QIM and its employees.

Continuing Compensation.  The Partnership will pay the selling agents (including Altegris Investments) selling agent continuing compensation on Class A Interests, and in certain cases, at the election of a selling agent and with the consent of the investor, on Institutional Interests.  Because this compensation is based on the value of the Interests they sold which are outstanding at month end, they have a conflict of interest in advising Limited Partners about whether they should redeem their Interests.

Other Activities of Newedge USA and Its Affiliates.  As part of its commodity brokerage services, certain account executives of Newedge USA and its affiliates offer and service discretionary and non-discretionary commodity account programs for customers.  The selection of commodity trades for such accounts is made by the particular account executive handling the accounts or by a CTA engaged for such purpose.  Neither Newedge USA nor its employees and affiliates will perform any advisory services for the Partnership.

Duties to Contract Markets and NFA.  Certain officers, directors and employees and principals of the General Partner, Altegris Investments, Newedge USA and QIM serve, and may serve, on various committees and boards of U.S. commodity exchanges and NFA.  In that capacity, they may assist in establishing rules and policies, and have a fiduciary duty to the exchanges and NFA, and are required to act in their best interests, even if the action may be adverse to that of the Partnership.

(viii)	Allocation of Profit and Loss

With respect to each Limited Partner, there shall be deducted from the capital account of such Limited Partner all Partnership expenses for such month.  Net profits or net losses during any month shall be allocated as of the end of such month to the capital accounts of all the Partners in the proportion which each Partner’s capital account as of the beginning of such month bore to the sum of the capital accounts of all the Partners as of the beginning of such month.  With respect to each Limited Partner who has been allocated Trading Profits to its capital account for a month, there shall be deducted from the capital account of such Limited Partner the incentive fee payable to the Partnership’s Advisor (subject to reversal for losses if the end of such month is not also a calendar quarter-end).

(ix)	Reporting

Pursuant to current CFTC Regulations, the General Partner will deliver a statement of account describing the Partnership’s monthly performance (Monthly Statement).  In addition, the General Partner will deliver an annual audited financial statement containing certified financial statements prepared by an independent accounting firm (Annual Report) as well as year-end tax information about the Partnership as necessary for Limited Partners to prepare their annual federal income tax returns (Form 1065, K-1) within ninety (90) days of the Partnership’s fiscal year end.

Items 101(h)(4)(i) through (xii) are not applicable.

(x)	Regulation

Altegris Funds is registered with the CFTC as a CPO and QIM is registered with the CFTC as a CPO and CTA.  Both Altegris Funds and QIM are also members of NFA.

The CFTC has delegated to NFA responsibility for the registration of “commodity trading advisors,” “commodity pool operators,” “futures commission merchants,” “introducing brokers” and their respective associated persons and “floor brokers” and “floor traders.”  The Commodity Exchange Act requires commodity pool operators such as Altegris Funds, commodity trading advisors such as QIM and commodity brokers or futures commission merchants (“FCMs”) such as Newedge USA and introducing brokers such as Altegris Futures to be registered and to comply with various reporting and record keeping requirements.  CFTC regulations also require FCMs and certain introducing brokers to maintain a minimum level of net capital.  In addition, the CFTC and certain commodities exchanges have established limited referred to as “speculative position limits” on the maximum net long or net short speculative positions that any person may hold or control in any particular futures or options contracts traded on U.S. commodities exchanges.  All accounts owned or managed by QIM will be combined for position limit purposes.  QIM could be required to liquidate positions held for the Partnership in order to comply with such limits.  Any such liquidation could result in substantial costs to the Partnership.  In addition, many futures exchanges impose limits beyond which the price of a futures contract may not trade during the course of a trading day, and there is a potential for a futures contract to hit its daily price limit for several days in a row, making it impossible for QIM to liquidate a position and thereby experiencing a dramatic loss.

In addition to such registration requirements, the CFTC and certain commodity exchanges have established limits on the maximum net long or net short position which any person may hold or control in particular commodities.  Most exchanges also limit the changes in futures contract prices that may occur during a single trading day.  In January 2011, the CFTC proposed a separate position limits regime for 28 so-called “exempt” (i.e. metals and energy) and agricultural futures and options contracts and their economically equivalent swap contracts.  Position limits in spot months are proposed to be 25% of the official estimated deliverable supply of the underlying commodity and in a non-spot month a percentage of the average aggregate 12-month rolling open interest in all months (swaps and futures) for each contract.  The General Partner believes that the proposed limits are sufficiently large that, if adopted, they should not restrict the Partnership’s trading strategy.

(xi)	Employees

All persons who provide services directly to the Partnership (as opposed to those persons who provide services through a third-party service provider) are employed by Altegris Investments, or affiliates of Altegris Investments.  The Partnership has no employees of its own.

Financial Information About Geographic Areas

The Partnership has no operations in foreign countries although it trades on foreign exchanges and other non-U.S. markets.  The Partnership does not engage in sales of goods or services.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2011	ALTEGRIS QIM FUTURES FUND, L.P.

	By:	ALTEGRIS PORTFOLIO MANAGEMENT, INC. (d/b/a Altegris Funds), its general partner

/s/ Jon C. Sundt

Jon C. Sundt, President